UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2008

Commission File Number: 000-31172

Alberta Star Development Corp.
(Exact name of Registrant as specified in charter)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes �� No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

INFORMATION AND DOCUMENTS FURNISHED

1. Form 51-102F3 Material Change Report dated May 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.
                    (Registrant)

Dated: June 4, 2008

By:_________________________________

Tim Coupland

President, Chief Executive Officer

and a Member of the Board of Directors

ITEM 1

Form 51-102F3 Material Change Report

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Alberta Star Development Corp.

506 - 675 West Hastings Street

Vancouver, B.C. V6B 1N2

Item 2

Date of Material Change

This material change occurred on May 8, 2008

Item 3

News Release

Alberta Star Development Corp (“Alberta Star” or the “Company”) issued a press release on May 8, 2008 through Stockwatch and Market News.

Item 4

Summary of Material Change

The Company announced the appointment of Chantal Schutz as Chief Financial Officer of the Company.

Item 5

Full Description of Material Change

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), OTCBB (ASXSF) and on the Frankfurt (QLD), is pleased to announce that Chantal Schutz B.Comm., CA has been appointed as the new Chief Financial Officer of the Company effective immediately. Ms. Schutz was appointed to the position of Chief Financial Officer as a result of the resignation of Ms. Ann Cederholm who wishes to pursue other interests. Ms. Schutz graduated from Royal Roads University in 1997 with a Bachelor’s degree in Commerce specializing in Entrepreneurial Management and combined with five years experience in Assurance and Business Services at both PricewaterhouseCoopers LLP and KPMG LLP. Ms. Schutz joins the Company from a Vancouver based mid-sized Chartered Accountant firm located in Burnaby BC, Canada. Ms. Schutz has over 10 years accounting experience and has most recently worked in the capacity as Manager performing Quality Assurance Control for publicly listed entities in Canada and the United States ensuring best practices and risk mitigation primarily in the resource and energy sectors. The Board of Directors thanks Ms. Cederholm for her contribution and service to the Company over the years and wishes her all of the best in her new endeavors.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada.  The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcome to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist , for all corporate updates at (604) 948-9663.  In Quebec contact Mario Drolet at MI3 Communications at (514) 904-1333.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, please contact Tim Coupland, President and Chief Executive Officer at the above mentioned address or at (604) 681-3131.

Item 9

Date of Report

This report is dated for the 30th day of May, 2008

“Tim Coupland”

_________________________________

Tim Coupland
President and Chief Executive Officer

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